Exhibit 99.1

Gravitas Education Holdings, Inc. Announces ADS Ratio Change

BEIJING, Oct. 4, 2022 /PRNewswire/ -- Gravitas Education Holdings, Inc. (NYSE: GEHI) (“GEHI” or the “Company”), a leading early childhood education service provider in China, today announced that it will change the ratio of its American Depositary Shares (“ADS(s)”) to Class A ordinary shares (“Share(s)”) from one (1) ADS representing one (1) Share to one (1) ADS representing twenty (20) Shares, effective October 14, 2022 (the “ADS Ratio Change”).

For the Company’s ADS holders, the change in the ADS ratio will have the same effect as a one-for-twenty reverse ADS split. Effective October 14, 2022, registered holders of ADS of the Company will be required on a mandatory basis to surrender their old ADSs to the depositary bank for cancellation and will receive one (1) new ADS in exchange for every twenty (20) old ADSs then-held. Holders in the Direct Registration System and in the Depository Trust Company will have their ADSs automatically exchanged and need not take any action. No fractional new ADSs will be issued in connection with the ADS Ratio Change. Instead, fractional entitlements to new ADSs will be aggregated and sold by the depositary bank and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) will distributed to the applicable ADS holders by the depositary bank. The ADS Ratio Change will have no impact on the Company’s underlying ordinary shares.

About Gravitas Education Holdings, Inc.

Founded on the core values of “Care” and “Responsibility,” “Inspire” and “Innovate,” Gravitas Education Holdings, Inc. (formerly known as RYB Education, Inc.) is a leading early childhood education service provider in China. Since opening its first play-and-learn center in 1998, the Company has grown and flourished with the mission to provide high-quality, individualized and age-appropriate care and education to nurture and inspire each child for his or her betterment in life. During its two decades of operating history, the Company has built itself into a well-recognized education brand and helped bring about many new educational practices in China’s early childhood education industry. GEHI’s comprehensive early childhood education solutions meet the needs of children from infancy to 6 years old through structured courses at kindergartens and play-and-learn centers, as well as at-home educational products and services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s brand recognition and market reputation; student enrollment in the Company’s teaching facilities; the Company’s growth strategies; its future business development, results of operations and financial condition; trends and competition in China’s early childhood education market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese early childhood education market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

CONTACT: Gravitas Education Holdings, Inc., Investor Relations, E-mail: ir@geh.com.cn